Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited consolidated statements of income for the six month ended June 30, 2025 and the unaudited consolidated balance sheet as of June 30, 2025 (collectively, the “Unaudited Interim Financial Statements”) of Trip.com Group Limited (the “Company”), its subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities (collectively, the “Group”) are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), and the differences between U.S. GAAP and the International Financial Reporting Standards (the “IFRS Accounting Standards”) issued by the International Accounting Standards Board (together, the “Reconciliation Statement”) have been disclosed in the Appendix – Reconciliation Between U.S. GAAP and IFRS Accounting Standards attached herein.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Appendix

The Unaudited Interim Financial Statements of the Group are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the Unaudited Interim Financial Statements prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of unaudited consolidated statements of income

		For the six months ended June 30, 2025
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)
	(RMB in millions)
Product development	(7,025)	(81)	—	—	—	—	—	—	(7,106)
Sales and marketing	(6,325)	(15)	—	—	—	—	—	—	(6,340)
General and administrative	(2,135)	(81)	21	—	—	—	—	—	(2,195)

Income from operations	7,665	(177)	21	—	—	—	—	—	7,509

Interest expense	(551)	—	(16)	—	—	—	67	—	(500)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	9	—	37	—	—	46
Fair value changes on convertible senior notes	—	—	—	—	—	—	1,284	—	1,284

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	10,614	(177)	5	9	—	37	1,351	—	11,839

Income tax expense	(1,636)	—	—	(1)	—	—	—	—	(1,637)
Equity in income/(loss) of affiliates	216	—	—	—	(1)	—	—	—	215

Net Income/(loss)	9,194	(177)	5	8	(1)	37	1,351	—	10,417

		For the six months ended June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)
	(RMB in millions)
Product development	(6,102)	(53)	—	—	—	—	—	—	(6,155)
Sales and marketing	(5,147)	(9)	—	—	—	—	—	—	(5,156)
General and administrative	(2,008)	(48)	19	—	—	—	—	—	(2,037)

Income from operations	6,870	(110)	19	—	—	—	—	—	6,779

Interest expense	(1,013)	—	(16)	—	—	—	9	—	(1,020)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	29	—	(29)	—	—	—
Fair value changes on convertible senior notes	—	—	—	—	—	—	897	—	897

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	7,659	(110)	3	29	—	(29)	906	—	8,458

Income tax expense	(1,357)	—	—	(1)	—	(3)	—	—	(1,361)
Equity in income/(loss) of affiliates	1,911	—	—	—	(6)	—	—	—	1,905

Net Income/(loss)	8,213	(110)	3	28	(6)	(32)	906	—	9,002

Reconciliation of unaudited consolidated balance sheets

		As of June 30, 2025
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Amounts under IFRS Accounting Standards
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)
	(RMB in millions)
Intangible assets and land use rights	12,967	—	(154)	—	—	—	—	167	12,980
Property, equipment and software	5,394	—	—	—	—	—	—	(167)	5,227
Investments	51,121	—	—	(350)	(14)	(1,136)	—	—	49,621
Investments measured at fair value through profit or loss	—	—	—	473	—	1,136	—	—	1,609
Right-of-use assets	766	—	75	—	—	—	—	—	841

Total assets	252,438	—	(79)	123	(14)	—	—	—	252,468

Other current liabilities	20,054	—	—	—	—	—	(4)	—	20,050
Long-term debt	10,938	—	—	—	—	—	1,308	—	12,246
Deferred tax liabilities	3,640	—	—	12	—	—	—	—	3,652

Total liabilities	102,958	—	—	12	—	—	1,304	—	104,274

Total equity	149,480	—	(79)	111	(14)	—	(1,304)	—	148,194

		As of December 31, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Share- based compensation	Leases	Equity securities without readily determinable fair values	Equity method investments	Available- for-sale debt investments	Convertible senior notes	Software	Amounts under IFRS Accounting Standards
	RMB (in millions)
		Note(i)	Note(ii)	Note(iii)	Note(iv)	Note(v)	Note(vi)	Note(vii)
Intangible assets and land use rights	12,840	—	(77)	—	—	—	—	153	12,916
Property, equipment and software	5,053	—	—	—	—	—	—	(153)	4,900
Investments	47,194	—	—	(369)	(13)	(941)	—	—	45,871
Investments measured at fair value through profit or loss	—	—	—	484	—	941	—	—	1,425
Right-of-use assets	755	—	(7)	—	—	—	—	—	748
Total assets	242,581	—	(84)	115	(13)	—	—	—	242,599

Other current liabilities	19,970	—	—	—	—	—	(3)	—	19,967
Long-term debt	20,134	—	—	—	—	—	2,689	—	22,823
Deferred tax liabilities	4,098	—	—	11	—	—	—	—	4,109

Total liabilities	99,099	—	—	11	—	—	2,686	—	101,796

Total equity	143,482	—	(84)	104	(13)	—	(2,686)	—	140,803

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Group’s Unaudited Interim Financial Statements prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Group prepared under IFRS Accounting Standards. The adjustments reflect the differences between the Group’s accounting policies under U.S. GAAP and IFRS Accounting Standards.

(i) Share-based compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS Accounting Standards, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii) Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which are measured on a straight-line basis and are recorded in the consolidated statements of income.

Under IFRS Accounting Standards, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(iii) Equity securities without readily determinable fair values

Under U.S. GAAP, the Company elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes reported in the profit or loss.

Under IFRS Accounting Standards, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL). Fair value changes of these investments are recognized in the profit or loss.

(iv) Equity method investments

Under U.S. GAAP and IFRS Accounting Standards, the investor should adjust the results of its associate to align the investee’s accounting policies with its own policies. The reconciliation items mainly arise from different accounting the associate applied under each GAAP.

(v) Available-for-sale debt investments

Under U.S. GAAP, the available-for-sale debt investments are carried at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive income/(loss)” in the consolidated balance sheets. Upon sale, realized gains and losses are reported in net income.

Under IFRS Accounting Standards, since those investments do not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the “SPPI”) test, thus they are required to be classified as financial assets measured at fair value with fair value changes recognized in the profit or loss.

(vi) Convertible senior notes

Under U.S. GAAP, the Company’s convertible notes are elected to be measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expense using effective interest method over the period from issuance date to maturity date.

Under IFRS Accounting Standards, the Company’s convertible notes are designated as at fair value through profit or loss such that the convertible notes are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the convertible notes that are attributed to changes in own credit risk are presented in other comprehensive income and the remaining fair value changes are presented in the profit or loss.

(vii) Software

Under U.S. GAAP, software is reported under property, equipment and software.

Under IFRS Accounting Standards, software is reported under the intangible asset category. Accordingly, software is reclassified from property, equipment and software to intangible assets.